Exhibit 4.24

AGREEMENT FOR CONSULTING SERVICES

THIS AGREEMENT is made as of the 23 day of NOVEMBER, 2009,

BETWEEN:
Kobex Minerals Inc.
1700-700 W Pender St
Vancouver, British Columbia
V6C 1G8

(“Kobex”)

AND:

H. Leo King & Associates
4747 Marguerite St
Vancouver, BC
V6J 4H1

(the “Consultant”)

WHEREAS:

A.                     Kobex has requested that the Consultant provide certain specialized services to Kobex, described in Schedule A;

B,                      The Consultant has agreed to provide such services on the terms and conditions set out in this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and the mutual covenants herein contained, the parties hereby agree as follows:

1.                      INTERPRETATION

1.1                     Definitions - For purposes of this Agreement, certain capitalized terms shall have the meanings set out in Schedule C.

1.2                     Currency - Unless otherwise specified, all currency amounts in this Agreement are in Canadian dollars.

2.                       SERVICES AND COMPENSATION

2.1                     Agreement - The Consultant agrees to provide the Services described in Schedule A.

2.2                     Compensation - In compensation for the performance of Services by the Consultant, KOBEX shall pay the Consultant the amounts calculated in accordance with Schedule A, within thirty (30) days of receipt of invoice by KOBEX. The Consultant shall comply with the invoice format set out in Schedule B.

3.                      RESPONSIBILITIES OF THE CONSULTANT

3.1                      Consultant’s Responsibilities - In providing the Services the Consultant shall:

(a)	exercise the appropriate degree of care, skill and diligence exercised by professionals performing services similar to the Services;

(b)	proceed diligently, continuously and expeditiously in accordance with accepted industry practices and standards;

(c)	pay all professional dues, taxes, medical and other insurance coverage and all other statutory deductions and benefits applicable to him;

(d)	comply in all material respects with all relevant environmental laws and regulations;

(e)	observe and comply with applicable KOBEX safety policies and guidelines when on KOBEX Group properties;

(f)	observe and comply with the applicable principles contained in KOBEX’s Code of Business Conduct, as amended or replaced from time to time;

(g)	report to KOBEX from time to time on the status of the Services as requested by KOBEX; and

(h)	advise KOBEX forthwith of all material results obtained during the course of providing the Services.

4.                      WORK PRODUCT AND INTELLECTUAL PROPERTY

4.1                     Ownership and Use of Work Product - All Work Product developed in performing the Services shall be the sole property of KOBEX and may be used by KOBEX and any of its Affiliates for their own purposes and by all other persons so licensed by KOBEX, in each case without obligation to the Consultant. The Consultant hereby assigns to KOBEX all right, title and interest in and to the Work Product including without limitation all patent rights, trademarks, and copyrights. The Consultant hereby waives any and all moral rights in the Work Product under copyright law. The Consultant shall make no use of any Work Product nor allow any use of or license any other person to use any Work Product without KOBEX’s prior written consent.

4.2                     Intellectual Property Protection - If KOBEX wishes to protect any Work Product, whether by way of patents, copyrights, trademarks or otherwise, the Consultant shall provide all cooperation and assistance as may reasonably be required by KOBEX to enable KOBEX to obtain such protection, and to have such patents, copyrights, trademarks or other intellectual property rights assigned solely to KOBEX. KOBEX shall reimburse the Consultant for all reasonable expenses incurred in providing such cooperation and assistance to KOBEX. The Consultant shall not apply for or claim any patent, copyright, trademark or other form of intellectual property rights relating to any Work Product.

5.                      CONFIDENTIALITY

5.1                     KOBEX Confidential Information and Work Product - The Consultant shall use Confidential Information for the purpose of carrying out the Services and for no other purpose, and shall hold the Confidential Information and Work Product in confidence and shall not disclose same to any third person without the prior written consent of KOBEX, except to the extent that:

(a)	such disclosure is reasonably required to be made by the Consultant to Affiliates of KOBEX who have a bona fide need to have access thereto;

(b)	such disclosure is of Confidential Information that is in the unrestricted possession of the Consultant prior to disclosure by KOBEX, as evidenced by written records;

(c)	such disclosure is of Confidential Information or Work Product that is within the public domain or enters the public domain through no fault of the Consultant; or

(d)
such disclosure is of Confidential Information that is rightfully disclosed to the Consultant by a third person without obligation of confidentiality, but only to the extent rightfully permitted by the third person.

6.                      ADDITIONAL COVENANTS

6.1                     Publicity - Except with the prior written approval of KOBEX, the Consultant shall not in any manner publish or advertise information about any projects of KOBEX or its Affiliates.

6.2                     Review of Materials - The Consultant shall for so long as the Services are being carried out and for a period of two (2) years following completion of the Services or the earlier termination of this Agreement, make available all Work Product at reasonable times to KOBEX for review and copying.

6.3                     Delivery of Materials - Upon completion of the Services or the earlier termination of this Agreement, the Consultant shall deliver to KOBEX all documents and computer files containing any Work Product, provided that the Consultant shall be entitled to retain a copy of all such documents and computer files for the Consultant’s records.

6.4                     Delivery of Physical Property - Upon completion of the Services or the earlier termination of this Agreement, the Consultant shall upon the request of KOBEX deliver to KOBEX all physical property purchased by or on behalf of KOBEX for purposes of carrying out the Services.

6.5                     Right to Audit - The Consultant shall make its relevant books, records, correspondence and drawings relating to the Services available for audit at reasonable times to any persons designated by KOBEX throughout the period of the Services and for a period of two years following completion of the Services or the earlier termination of this Agreement.

7.                      INSURANCE

7.1                     Insurance - To the extent required by law, the Consultant shall provide and pay for workers compensation insurance for himself while providing the Services. The Consultant shall also be responsible for providing and paying for adequate out-of-jurisdiction life, medical and repatriation insurance coverage for himself while travelling in connection with the Services.

8.                      GENERAL

8.1                     Termination - Either party may in its sole discretion terminate this Agreement at any time upon thirty (30) days prior written notice of termination to the other party. In the event of early termination of this Agreement by KOBEX, KOBEX shall pay and satisfy all costs and liabilities (including non-cancellable obligations) reasonably incurred by the Consultant in providing the Services for the period up to the date of the Consultant’s receipt of the notice of termination.

8.2                     Independent Contractor - The Consultant shall be an independent contractor in the performance of the Services hereunder, and nothing in this Agreement creates or is intended to create any partnership, joint venture or fiduciary relationship between the parties hereto. The Consultant shall not be an agent of KOBEX for any purpose and shall not hold itself out as such.

8.3                     Remedies - The parties acknowledge that if this Agreement is breached or if a breach hereof is threatened, the remedy at law may be inadequate, and without limiting any other remedy available at law or in equity, the parties agree that injunctions, restraining orders, specific performance and other forms of equitable relief shall be available.

8.4                     Assignment - This Agreement and the rights and obligations of the Consultant hereunder shall not be assigned in whole or in part by the Consultant without the prior written consent of KOBEX, and any attempt to assign without such consent will be of no force or effect.

8.5                     Severability - If one or more provisions of this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining terms and provisions hereof shall not be affected or impaired by reason thereof.

8.6                     Applicable Law - This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the applicable federal laws of Canada and the parties hereby attorn to the jurisdiction of the courts of the Province of British Columbia and agree that the judgments of such courts shall be enforceable both within and outside the Province of British Columbia.

8.7                     Notices - Any notice or other communication to be given by either party to the other party under this Agreement shall be in writing and shall be deemed to have been well and sufficiently given if telecopied to, or delivered at the address of the other party hereinafter set forth:

If to KOBEX

(a)	By delivery:	Kobex Minerals Inc.
1 700-700 W Pender St
Vancouver, B.C.
V6C 1G8

Attention: President, Kobex Minerals Inc.

(b)	By fax: (604) 688-9368

If to the Consultant:

(a)	By delivery:

H. Leo King & Associates
4747 Maguerite St.
Vancouver, B.C.
V6J 4H1

(b)	By fax: N/A

or at such substitute address as the other party may from time to time direct in writing, and any such notice or other communication shall be deemed to have been received on the first business day following transmission or delivery, provided that if at the time of giving such notice there is in effect any industrial dispute, natural disaster or other event which may delay the receipt of such notice or other communication, the same shall only be effective if actually delivered or received.

8.8                      Entire Agreement - This Agreement, including the schedules hereto, sets forth the full and complete understanding of the parties as of the date written above and supercedes any and all agreements and representations made or dated prior hereto. In case of conflict between the provisions of Schedule A and the provisions of the main part of this Agreement, the latter shall govern.

8.9                     Survival - The covenants and agreements of the parties set out in this Agreement (except for Article 2) shall survive the completion of the Services or early termination of this Agreement.

8.10                   Amendment -This Agreement may not be amended except by agreement in writing signed on behalf of both parties.

8.11                   Enurement - This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal personal representatives, successors and permitted assigns.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed to have effect as of the day and year first above written.

Executed on behalf of
KOBEX MINERALS INC.
by:

Authorized Signatory

Date Executed:	Nov 23, 2009

Executed by CONSULTANT

Date Executed: November 23, 2009

SCHEDULE A

At the request of management, the Consultant, H. Leo King and Associates Inc. through its employee, Leo King P.Geo, shall review and provide assessment of exploration and development property opportunities presented to the Corporation from time-to-time.

The Consultant will provide services to the Corporation at a rate of $100.00 (Canadian dollars) per hour up to a maximum of $800.00 (Canadian dollars) per day. At no time will charges for one day exceed $800.00 (Canadian dollars) regardless of time worked in excess of 8 hours.

SCHEDULE B
INVOICING

1.
Invoices for services and disbursements must be submitted for payment no later than 3 months after work has been completed. Authorized time sheets and receipts for disbursements to be submitted with invoice,

2.	Invoices shall clearly show:

Project Number
Project Name/Description
Contact Name
Invoice Number
Brief description of work
Current invoice total
Hours and time period worked
Contract amount remaining (if applicable)
Breakdown of fees/salary costs/disbursements/GST as per Contract breakdown
Final Invoice must be clearly indicated as “Final Invoice”

Failure to submit invoices as specified will result in a rejection and return of invoice for correction to format specified. The date of record will be taken as the receipt date of the corrected invoice.

3.
Show GST as a separate item on invoice and include Consultant’s GST registration number if applicable. Canadian GST is zero rated for the supply of Services relating to real property situated outside of Canada, regardless of where the Service is performed.

4.	Invoices to be sent to the attention of:
Kobex Minerals Inc.
1700 – 700 W Pender St
Vancouver, BC V6C 1G8
Canada
Attention: CHELSIA CHEAM / ACCOUNTS PAYABLE

SCHEDULE C
DEFINITIONS

For purposes of this Agreement, the following terms shall have the meanings set out below:

(a)
“Affiliate” means, as to any party, any company or other corporate entity which directly or indirectly controls, is controlled by, or is under common control with, that party or its shareholders. For purposes of this definition, “control” means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(b)	“Agreement” means this Agreement, including the Schedules hereto;

(c)
“Confidential Information” means all information, data, knowledge and know-how, in whatever form and however communicated, relating directly or indirectly to KOBEX or its Affiliates or their respective businesses, operations, joint ventures, partnerships, properties, products, markets, financial positions, processes, facilities, research activities or technologies, that is delivered or disclosed by KOBEX or any Affiliate thereof to the Consultant, or which the Consultant learns or obtains through study or analysis of such information, data, knowledge or know-how or through observation of physical objects, but does not include Work Product;

(d)	“Services” means the consulting services to be provided by the Consultant as more particularly described in Schedule A, as may be amended from time to time by agreement between the parties; and

(e)
“Work Product” means all deliverables under this Agreement and all information, data, knowledge and know-how developed by or on behalf of the Consultant, whether on its own or jointly with any other person, in performing the Services, whether or not patented or patentable and in whatever form or medium stored, including without limitation research data, engineering information, scientific information, processes, formulae, manufacturing data, manufacturing procedures, machinery, plant, apparatus, equipment, designs, reports, drawings, specifications and blueprints.